Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

July 16, 2020

VIA EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3561

Re:	Fathom Holdings Inc.

Amendment No. 3 to

Registration Statement on Form S-1

Filed July 1, 2020

File No. 333-235972

Ladies and Gentlemen:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated July 15, 2020, regarding the above-referenced Amendment No. 3 to Form S-1 filing of our client Fathom Holdings Inc. (the “Company” or “Fathom”). Concurrently with the submission of this comment response letter, the Company is publicly filing its further amended registration statement on Form S-1 (the “Amendment”). This letter sets forth each comment contained in your letter dated July 15, 2020 and, following the comment, the Company’s response. The Staff’s comment is repeated in italics, and the Company’s response follows in ordinary type.

Amendment No. 3 to Form S-1 Filed July 1, 2020

General

1.            We note the free writing prospectus filed on July 1, 2020. Please advise us whether it complies with Rule 433. In this regard, we note you do not have a price range, and the material does not appear to include the legend required by Rule 433(c)(2). Additionally, we note the detailed “Rethink Your Business” graphic and promotional statements about your “rampant growth” and being “poised for significant growth.” In your response please address whether you prepared or provided consideration for the material.

In response to the Staff's comment, the Company will refile the free writing prospectus originally filed on July 1, 2020 (the “Original Free Writing Prospectus”) immediately after the filing of the Amendment, to include the legend required by Rule 433(c)(2). Additionally, we note that the Amendment contains the information required by Rule 433(b)(2)(i).

Securities and Exchange Commission

July 16, 2020

Although Joshua Harley, the Company’s Chief Executive Officer, and other members of management were interviewed for the article contained in the Original Free Writing Prospectus (the “RISMedia Article”), the Company did not prepare the RISMedia Article, although it did, as a standard practice required by RISMedia, pay RISMedia to get a cover article written, which was originally scheduled to be published in January 2021. In February 2020, when it originally agreed to be featured in the RISMedia Article scheduled to be published in January 2021, the Company’s management expected to complete its initial public offering in April 2020. However, due to stock market conditions related to COVID-19, the timing of the Company’s initial public offering was postponed. RISMedia contacted the Company and asked if RISMedia could accelerate the issuance of the cover story to the July 2020 issue of the magazine. All interviews for the RISMedia Article were conducted in May of 2020. At the time of the interviews, the Company believed its initial public offering was postponed until at least the fourth quarter of 2020 due to market conditions and the RISMedia Article would be published well in advance of its initial public offering. In mid-June, the Company learned from its underwriters that market conditions had improved enough to pursue its initial public offering in the summer of 2020. Upon learning of the updated timing of its initial public offering and knowing the RISMedia Article’s publication date, the Company proactively advised the Staff and filed the Original Free Writing Prospectus on the same day of the RISMedia Article’s publication.

We also believe it is important to note that the Company proactively brought the article to the attention of the Staff, and that the RISMedia Real Estate magazine is a trade publication with a print circulation of only 45,000 readers, all of whom are real estate agents. The Company believes that this magazine is not broadly read in the investor community or generally. These facts minimize the potential impact of its untimely publication of this article.

Additionally, when viewing the language contained in the RISMedia Article, coupled with the financial performance and growth of the Company detailed in its Form S-1 filings, the Company does not believe the statements made by the author of the article regarding the past growth and the potential for further growth of the Company are misleading or deceptive to any potential investor. While RISMedia chose to use phrases like “rampant growth” and “poised for significant growth,” we respectfully submit that the disclosure in the Registration Statement put the Company’s historical growth and future prospects in clear, balanced and understandable perspective for investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations COVID-19, page 34

2.            We note your response to prior comment 1 and your revised disclosure on page 34. We are unable to determine where you provide expanded information regarding the specific impacts you have experienced to your operations and relevant metrics resulting from the COVID-19 Pandemic. Please advise.

As noted in our response letter dated July 1, 2020, the Company previously considered the Division of Corporation Finance’s Disclosure Guidance: Topic No. 9 and the specific impacts the Company has experienced to its operations and relevant metrics resulting from the COVID-19 pandemic. In light of the most recent information available to the Company at the time of its filing of Amendment No. 3 on July 1, 2020, it updated its disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 34 of such amendment. The Company added that “based on its current results to date”, due to its geographic presence, it had limited exposure to areas most highly impacted by the COVID-19 Pandemic.

We respectfully submit that the Company has carefully considered if there were any further expanded information regarding specific impacts it has experienced to its operations and relevant metrics resulting from the COVID-19 pandemic, and concluded that there is no such further information or metrics that would be helpful to investors at this time when operating results for the quarter ended June 30, 2020 are not yet available.

However, due to the increased spread of COVID-19 to additional regions, the Company has added further updating and cautionary disclosure in the Amendment responsive to the Staff’s comment. Specifically, due to the recent spike in reported cases of COVID-19 in geographies in which the Company primarily operates, we have updated the disclosure on page 34 of the Amendment to remove the statement that we “may have limited exposure to the regions that have experienced the greatest negative impact” of COVID-19. We have also added additional disclosure on pages 12 and 34 of the Amendment that acknowledges the increase in reported COVID-19 cases in regions and states in which Fathom operates.

If it would help the Staff’s review, we are happy to provide redlines of the disclosure or get on a telephone call to talk through where and what each change is.

Securities and Exchange Commission

July 16, 2020

3.           We note your disclosure stating you believe your geographical presence, primarily in the South, Atlantic, Southwest and Western parts of the United States, may result in limited exposure compared to “the regions that have experienced the greatest negative impact, including the Northeastern United States.” In light of recent reports of increasing cases in your geographical presence, please clarify your belief that you have limited exposure to the regions that have experienced the greatest negative impact.

As noted above in our response to comment 2, we have revised the disclosure appearing on page 34 of the Amendment in light of the recent increases in reported COVID-19 cases in regions or states in which Fathom operates.

* * * *

In connection with the above response, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your responsiveness to date and assistance in helping the Company to enhance the quality of the disclosure contained in its registration statement.

Please be advised that the Company expects to request effectiveness of the Registration Statement as early as the week of July 20, 2020. Therefore, we respectfully request that the Staff advise us as soon as practicable of any additional comments.

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (919) 865-2805. Thank you.

Sincerely,
/s/ Donald R. Reynolds

cc:	Marco Fregenal

Ali Panjwani